

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047147

March 9, 2005

Gary W. Pottorff
Corporate Secretary
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: NiSource Inc.
Incoming letter dated January 13, 2005

Dear Mr. Pottorff:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to NiSource by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gary W. Pottorff
Corporate Secretary



801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.4222
Fax: (219) 647.6180
gwpottorff@nisource.com

January 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Proposed Shareholder Resolution of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490***

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal (the "Proposal") submitted by Ray T. Chevedden, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 for inclusion in its proxy statement relating to its 2005 Annual Meeting of Shareholders, which is currently scheduled for May 10, 2005. The Proposal requests that the Company's board of directors "take the necessary steps, in the most expeditious manner possible, to adopt and implement annual elections of each director." The Company currently has a classified board of directors with either three or four directors elected each year to serve for a term of three years.

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Chevedden of the Company's intention to exclude the Proposal from the 2005 Proxy Statement in reliance upon (a) Rule 14a-8(i)(3), because the supporting statement contains false and misleading material that impugns the character, integrity and personal reputation of one of the Company's directors, (b) Rule 14a-8(i)(8), because the supporting statement inappropriately relates to the election for membership on the Company's board of directors and (c) Rule 14a-8(i)(3), because the supporting statement contains information about committee service that is so irrelevant as to be false and misleading given the subject matter of the Proposal. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. Should the Staff not concur in this view, we intend to exclude those portions of the supporting statement (a) impugning the character, integrity or personal reputation of one of the Company's director, (b) relating to election for membership on the Company's board of directors and (c) relating to committee service.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of this letter and the Proposal and the proponent's supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Chevedden.

The supporting statement is false and misleading and contains material that impugns the character, integrity and personal reputation of a Company director, and therefore the Proposal is properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials, including, pursuant to note (b) of Rule 14a-9, material which directly of indirectly impugns character, integrity or personal reputation of the Company's directors or officers without factual foundation. The Company notes that the Staff recently issued Staff Legal Bulletin No. 14B in which the Staff clarified its position relative to the application of Rule 14a-8(i)(3). In SLB 14B, the Staff expressly states that "[t]here continue to be certain situations where [the Staff] believe[s] modification or exclusion may be consistent with [the Staff's] intended application of Rule 14a-8(i)(3)." SLB 14B also provides that it still "may be appropriate for a company . . . to exclude a statement in reliance on Rule 14a-8(i)(3) and seek [the Staff's] concurrence with that determination." Specifically, the bulletin provides:

> "that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation..."

Taking into consideration the Staff's guidance provided by SLB 14B, the Company believes the proposal contains material more than sufficiently inflammatory to exclude the Proposal and supporting statement in their entirety based on Rule 14a-8(i)(3).

The supporting statement contains the following: "Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a director with 26-years director tenure – independence concern."

The character, reputation and personal integrity of Ian Rolland, the chairman of the Company's audit committee chairman, are above reproach. Mr. Chevedden attempts to tar Mr. Rolland's reputation by linking his name to a collection of the worst accounting scandals of the past few years. Mr. Rolland has no association whatsoever with any of the named companies, nor any association with any other accounting scandal. The most benign reading of the supporting statement directly suggests that tenure in and of itself leaves the Company exposed to a like accounting scandal.

SLB 14B was intended to shut the door on nitpicking and semantics. However, the Staff has clearly indicated that slurs—even indirect slurs—permit exclusion in the absence of a factual basis. As indicated below, this position is further supported when the slur is part of impermissible attempt to influence an election.

The supporting statement contains statements that question the ability of a particular candidate to serve as a director, and therefore the Proposal relates to an election of directors and is properly excludable under Rule 14a-8(i)(8).

Under Rule 14a-8(i)(8), the Company may exclude a proposal that "relates to an election for membership on the company's board of directors." The Staff has previously stated that the principal purpose of this exclusion "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." SEC Release No. 34-12598 (July 7, 1976). The Staff previously has allowed companies to exclude proposals where the proposal or the supporting statement question the ability of particular individuals to serve as directors. *PepsiCo, Inc.* (available February 28, 1999) (permitting exclusion of proposal where supporting statement questioned the ability of two members of the board to fulfill their obligations as directors); *The Black & Decker Corp.* (available January 21, 1997)(permitting exclusion of a proposal as impermissibly relating to the election of a director because the "proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of [a director] who . . . [stood] for reelection at the upcoming annual meeting"); *AT&T* (available December 28, 1982) (permitting exclusion of proposal "designed to question the ability of the present members of the board to serve in such capacity").

The supporting statement, which can not even muster *one* policy argument against a classified board, contains not fewer than *three* direct attacks on the qualifications of Mr. Rolland—twice as audit committee chairman and once as lead director. The references to Mr. Rolland's qualifications are as follows: "And our Audit Committee was chaired by a director with 26-years director tenure – independence concern"; "Our Lead Director had 26-years tenure—independence concern"; and "[O]ur Audit Committee...allowed a director with 26-years director tenure to serve as Chairman – independence concern." Mr. Rolland is up for reelection, and the supporting statement clearly questions Mr. Rolland's fitness to serve. The Proposal, therefore, constitutes the type of proposal the Staff has previously indicated may be excluded under Rule 14a-8(i)(8).

Electioneering should not masquerade as a corporate governance debate. If Mr. Chevedden wishes to oppose Mr. Rolland's candidacy, he should do so in full compliance with the other relevant proxy rules. We note that, while the Staff has signaled a reluctance to permit exclusion based on Rule 14a-8(i)(3), we are not aware of any similar policy shift with respect to the important principle embodied in Rule 14a-8(i)(8).

Substantial portions of the supporting statement are sufficiently irrelevant to the consideration of the subject matter of the Proposal that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote, and therefore the Proposal is properly excludable under Rule 14a-8(i)(3) .

SLB 14B provides:

> "that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

The Proposal deals with the appropriateness of a classified board of directors, an anti-takeover protection, but the supporting statement largely deals with issues irrelevant to this point. This is most problematic when the proponent suggests a direct connection between annual election of directors and board committee assignments. The supporting statement uses the subheading "Annual Vote on Each Audit Committee Member" and states thereunder that, "Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a director with 26-years director tenure – independence concern." The supporting statement further states that "Richard Thompson, a new director in 2004, was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Thompson chaired the committee that set executive compensation at Lennox International, which received a CEO Compensation grade of "F" by TCL. Hopefully, Mr. Richard Thompson will not have future service on any of our key board committees." These statements, taken as a whole, would be likely to lead a reasonable shareholder to believe that the proposal relates to the ability of shareholders to determine or block committee assignments for specific directors. In addition, committee assignments are reserved to the board of directors and are not delegated to the shareholders, regardless of whether the board of directors is elected annually or not – implying otherwise confuses the issue being presented to the shareholders.

Conclusion

For the reasons listed above, the Company believes that it has a proper basis for excluding the Proposal from its 2005 proxy materials. In the alternative, should the Staff not concur in this view, we intend, with the Staff's concurrence, to exclude from the Company's proxy materials relating to the 2005 annual meeting those portions of the supporting statement quoted above in this letter. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-4222. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,



Gary W. Pottorff

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

CHI\4218040.4

Exhibit A

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a director with 26-years director tenure – independence concern.

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2004 it was reported:

- Richard Thompson, a new director in 2004, was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Thompson chaired the committee that sets executive compensation at Lennox International, which received a CEO Compensation grade of "F" by TCL.
- Hopefully Mr. Richard Thompson will not have future service on any of our key board committees.
- An awesome 80% shareholder vote was required to make certain key governance changes – entrenchment concern.
- Our directors were protected by a poison pill.

- Our Lead Director had 26-years tenure – independence concern.
- Both our Audit Committee and Compensation Committee allowed a director with 26-years director tenure to serve as Chairman – independence concern.
- Our key Compensation Committee allowed a director with 18-years director tenure to serve as Chairman – independence concern.
- Our directors had special protection from a requirement of our overwhelming 80%-vote to oust any director for good cause.
- Our Directors still had a $250,000 Charitable Award program – independence concern.

The above condition of our corporate governance reinforces the reason to adopt the one RESOLVED statement at the beginning of this proposal. Our company has a corporate governance vulnerability to shareholders who could submit shareholder proposals on key governance topics which would likely obtain substantial support.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

Verification of stock ownership will be forwarded.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Gary L. Neale
Chairman
NiSource Inc. <NI>
801 E 86th Ave
Merrillville IN 46410 FX: 219-647-6061

Dear Mr. Neale,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 11-14-04

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Gary W. Pottorff
Corporate Secretary
PH: 219 647-5200
FX: 219 647-5589, -6180

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

NiSource Inc. (NI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company does not claim that this rule 14a-8 proposal makes even a suggestion that shareholders vote for or against any candidate. The previous cases that the company cites, starting with PepsiCo., Inc., are not in the current millennium.

The company fails to cite any evidence that there will even be one opposing candidate for any of the various board seats up for vote in 2005. The company fails to cite any evidence or plausibility that the one small independent shareholder here has or will nominate an opposing candidate and confront the corporate treasury of a $6 billion company in a seriously financed election contest. Furthermore the company fails to cite any evidence that the one small independent shareholder here has or will even support an opposing candidate in the unlikely event there is even one such candidate.

Additionally, the proponent has not and will not nominate any opposing candidate. The proponent also has not and will not support any opposing candidate.

The company presents no evidence to rebut the text of the proposal. In place of evidence the company makes up inflammatory labels such as "slurs" and "tar" to attempt to challenge the proposal text. The circular company argument is that critical statements are attacks ("direct attacks") and attacks are not permitted. This Rule 14a-8 proposal text is based on information from the company's EDGAR filings.

The company argument is incomplete. The company provides no evidence that if there was one opposition candidate on the 2005 ballot that this candidate would run for Mr. Rolland's seat rather than for another board seat.

Election? .... When a 99% withhold vote means a director keeps his board seat?
ICN to Push For More Democratic Corporate Elections

Dow Jones Newswires report that the International Corporate Governance Network will convene a working group to explore how to change how corporate boards are elected. The default at U.S. companies is plurality voting where even a 99% withhold vote doesn't stop a nominee from being elected.

Reference: http://www.corpgov.net/news/news.html

Don't Call Them Elections

An editorial in the 1/10/05 edition of Pensions & Investments advises the SEC that until they open up the corporate proxy to shareholder nominees for directors, "it ought to declare that companies can no longer use the term 'election' in regard to shareholder voting for candidates to the board of directors. Instead, the process should be called a ratification, just as shareholders now ratify – rather than elect – auditors."

We agree, under the current [rules] shareholders can now only "withhold" votes or go through an extremely expensive process by forcing a proxy contest using a separate ballot. Corporate elections are not elections in any meaningful sense; calling them elections attempts to lend legitimacy to a process that can no longer be justified.

Reference: http://www.corpgov.net/news/news.html

"As it stands now ... in routine, uncontested situations, even one vote could send a nominee to the board."

Source: New Movement Afoot To Democratize Director Elections
http://online.wsj.com/article/0,,BT_CO_20050121_007659,00.html
January 21, 2005 5:48 p.m.
Dow Jones Newswires

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Gary W. Pottorff

[December 6, 2004]

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely convert from the current staggered system to 100% annual election of each director in one election cycle if practicable.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete staggered system to a complete annual election of each director system in one election cycle.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would automatically enable shareholders to vote annually on each member of our key Audit Committee. Poor auditing oversight played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a director with 26-years director tenure – independence concern.

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by our company's vulnerability when compared to certain best practices in corporate governance. For instance in 2004 it was reported:

- Richard Thompson, a new director in 2004, was designated a "problem director" by The Corporate Library, an independent investment research firm in Portland, Maine. Reason: Mr. Thompson chaired the compensation committee at Lennox International, which received a CEO Compensation grade of "F" by TCL. (Hopefully Mr. Thompson will not serve on any of our key board committees.)
- An awesome 80% shareholder vote was required to make certain key governance changes – entrenchment concern.
- Our directors were protected by a poison pill.

- Our Lead Director had 26-years director tenure – independence concern.
- Both our Audit and Compensation Committees allowed a director with 26-years director tenure to serve as Chairman – independence concern.
- Our key Compensation Committee allowed a director with 18-years director tenure to serve as Chairman – independence concern.
- Our directors had special protection via an overwhelming 80%-vote requirement to oust any director for good cause.
- Our Directors still had a $250,000 Charitable Award program – independence concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 13, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

We are unable to concur in your view that NiSource may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that NiSource may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NiSource may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that NiSource may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor